CERVECERIA NACIONAL, S.A.

TELEFONO: 236-1400
APARTADO 6-1393
EL DORADO PANAMA
FAX: 236-1527

File No. 82-4704

02015403

February 21th, 2002

02 FEB 26 AM 8:34

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance,
Room 3099 (Stop 3-9),
450 Fifth Street, NW
Washington, D.C. 20549

Re: Cerveceria Nacional, S.A.
File No.82-4704
Periodic reporting under Rule 12g3-2(b)

SUPPL

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) promulgated under the Securities Exchange Act of 1934, Cerveceria Nacional, S.A. (the "company") hereby furnishes to the Securities and Exchange Commission the following information which was made public as described in Rule 12g3-2 (b) (1) (I).

1. Consolidated Financial Statements years ended December 31, 2001 and 2000 by Ernst & Young

Should you need additional information, please do not hesitate to contact the undersigned at (507) 236-1437. Thank you.

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Sincerely yours,

Antonio Richa M.
Chief Financial Officer

(Enclosures)
c.c. Darío Castaño Zapata
(Cervecería Nacional, S.A.)
c.c. Daniel A. Nemo
(Sullivan & Cromwell)

dlw 2/26

Estados Financieros Consolidados

Cervecería Nacional, S. A.

Años terminados el 31 de diciembre de 2001 y 2000
con Dictamen de Auditores

ERNST & YOUNG

CONSOLIDACIÓN DEL BALANCE GENERAL

31 de diciembre de 2001

	Total Consolidado	ELIMINACIONES Dr.	ELIMINACIONES Cr.	Total	Cervecería Nacional, S. A.	Distribuidora Comercial, S. A.	Bienes Raíces Pasadena, S. A.	Refrescos Nacionales, S. A.	Capitales y Tenencias, S. A.	Envases del Istmo, S. A.
ACTIVOS										
Activos Corrientes										
Efectivo	B/. 6,157,359	B/. -	B/. -	B/. 6,157,359	B/. 3,479,273	B/. 1,325,876	B/. 2,575	B/. 61,656	B/. 1,140,382	B/. 147,597
Documentos y cuentas por cobrar, neto	22,303,910	-	-	22,303,910	655,633	8,950,509	91,877	9,364,959	-	3,240,932
Cuentas por cobrar - afiliadas	-	-	587,298,719	587,298,719	260,205,177	222,034,037	5,703,724	95,490,860	3,048,045	816,876
Inventarios	24,480,085	489,510	880,883	24,871,458	12,767,069	2,828,890	11,028	5,888,954	-	3,375,517
Impuesto sobre la renta pagado por anticipado	4,139,447	-	-	4,139,447	1,484,376	1,797,139	132,988	724,944	-	-
Gastos pagados por anticipado	1,539,616	-	-	1,539,616	499,883	107,446	-	409,824	-	522,463
	58,620,417	489,510	588,179,602	646,310,509	279,091,411	237,043,897	5,942,192	111,941,197	4,188,427	8,103,385
Activos No Corrientes										
Inversión en subsidiarias	-	-	54,239,812	54,239,812	53,950,021	289,791	-	-	-	-
Inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio	9,654,965	-	-	9,654,965	8,803,182	-	-	242,241	609,542	-
Inversiones	1,862,367	-	11,120,000	12,982,367	71,998	11,200,305	798,484	205,410	706,170	-
Fondo de cesantía	2,864,543	-	-	2,864,543	861,758	1,172,488	-	699,720	-	130,577
Propiedades, planta y equipos, neto	113,219,386	3,783,281	53,270	109,489,375	44,165,663	14,587,000	19,437,660	18,483,530	-	12,815,522
Otros activos	3,280,342	760,495	76,048	2,595,895	2,977	256,292	5,680	2,045,380	-	285,566
	130,881,603	4,543,776	65,489,130	191,826,957	107,855,599	27,505,876	20,241,824	21,676,281	1,315,712	13,231,665
TOTAL ACTIVOS	B/. 189,502,020	B/. 5,033,286	B/. 653,668,732	B/. 838,137,466	B/. 386,947,010	B/. 264,549,773	B/. 26,184,016	B/. 133,617,478	B/. 5,504,139	B/. 21,335,050
PASIVOS E INVERSIÓN DE ACCIONISTAS										
Pasivos Corrientes										
Préstamos por pagar	B/. 33,185,782	B/. -	B/. -	B/. 33,185,782	B/. 23,184,348	B/. -	B/. -	B/. -	-	10,001,434
Documentos y cuentas por pagar	24,208,802	-	-	24,208,802	13,363,525	3,101,433	22,577	4,406,407	-	3,314,860
Dividendos y cuentas por pagar - afiliadas	-	587,298,719	-	587,298,719	241,441,138	235,135,174	15,666,099	90,236,977	3,952,542	866,789
Prestaciones y gastos acumulados por pagar	2,741,459	-	-	2,741,459	1,080,140	773,408	(1,821)	717,140	-	172,592
	60,136,043	587,298,719	-	647,434,762	279,069,151	239,010,015	15,686,855	95,360,524	3,952,542	14,355,675
Pasivos No Corrientes										
Préstamo por pagar, neto de porción corriente	21,683,478	-	-	21,683,478	21,683,478	-	-	-	-	-
Bonos por pagar	880,000	11,120,000	-	12,000,000	-	-	-	12,000,000	-	-
Cuentas por pagar, neto de porción corriente	85,949	-	-	85,949	-	-	-	-	-	85,949
Impuesto sobre la renta diferido	4,029,704	638,397	351,432	4,316,669	3,547,815	256,046	-	509,051	-	3,757
	86,815,174	599,057,116	351,432	685,520,858	304,300,444	239,266,061	15,686,855	107,869,575	3,952,542	14,445,381
Interés de accionistas minoritarios en subsidiarias consolidadas	3,906,118	3,652,257	7,558,375	-	-	-	-	-	-	-
Inversión de Accionistas										
Capital pagado	39,452,921	64,837,420	-	104,290,341	39,742,712	16,704,410	9,051,313	27,870,468	1,551,597	9,369,841
Utilidades retenidas	57,649,201	73,317,902	84,319,442	46,647,661	42,903,854	8,579,302	(288,261)	(2,122,565)	-	(2,424,669)
Superávit por revaluación	1,734,109	-	-	1,734,109	-	-	1,734,109	-	-	-
Impuesto complementario	(55,503)	-	-	(55,503)	-	-	-	-	-	(55,503)
Total Inversión de Accionistas	98,780,728	138,155,322	84,319,442	152,616,608	82,646,566	25,283,712	10,497,161	25,747,903	1,551,597	6,889,669
TOTAL PASIVOS E INVERSIÓN DE ACCIONISTAS	B/. 189,502,020	B/. 740,864,695	B/. 92,229,249	B/. 838,137,466	B/. 386,947,010	B/. 264,549,773	B/. 26,184,016	B/. 133,617,478	B/. 5,504,139	B/. 21,335,050
	(0)	745,897,981	745,897,981	-	-	-	-	-	-	-

CONSOLIDACIÓN DEL ESTADO DE RESULTADOS

Año terminado el 31 de diciembre de 2001

	Total Consolidado	ELIMINACIONES Dr.	ELIMINACIONES Cr.	Total	Cervecería Nacional, S. A.	Distribuidora Comercial S. A.	Bienes Raíces Pasadena, S. A.	Refrescos Nacionales, S. A.	Capitales y Tenencias, S. A.	Envases del Istmo, S. A.
Ingresos										
Ventas a subsidiarias	B/. -	B/. 47,241,945	B/. -	B/. 47,241,945	B/. 42,343,292	B/. -	B/. -	B/.	B/. -	B/. 4,898,653
Ventas netas	147,381,592		-	147,381,592	94,140	82,871,350	-	55,984,828	-	8,431,274
Otros ingresos	4,373,690	10,632,238	2,563,649	12,442,279	5,332,788	1,819,569	13,103	5,265,987	-	10,832
Alquileres ganados	230,411	579,240	-	809,651	-	69,531	740,120	-	-	-
Intereses ganados	553,520	741,250	-	1,294,770	347,700	833,796	172	97,590	-	15,512
Dividendos ganados	16,413	5,258,083	-	5,274,496	-	-	-	6,770	5,267,726	-
Dividendos ganados - intercompañía	-	6,441,821	-	6,441,821	6,426,841	14,980	-	-	-	-
Ganancia en venta de propiedades	241,059	-	-	241,059	-	-	136,973	104,086	-	-
	152,796,685	70,894,577	2,563,649	221,127,613	54,544,761	85,609,226	890,368	61,459,261	5,267,726	13,356,271
Costo y gastos										
Costo de ventas	76,386,427	391,373	48,221,055	124,216,109	25,167,168	52,127,431	-	34,548,163	-	12,373,347
Gastos de ventas, generales y administrativos	60,862,229	29,666	13,416,312	74,248,875	14,787,985	31,989,918	847,889	25,030,842	-	1,592,241
Intereses y cargos financieros	4,388,575	-	741,250	5,129,825	3,205,747	80,435	-	915,433	-	928,210
	141,637,231	421,039	62,378,617	203,594,809	43,160,900	84,197,784	847,889	60,494,438	-	14,893,798
Utilidad antes del impuesto sobre la renta y participación en utilidades de compañías afiliadas	11,159,454	71,315,616	64,942,266	17,532,804	11,383,861	1,411,442	42,479	964,823	5,267,726	(1,537,527)
Impuesto sobre la renta:										
Corriente	277,593			277,593	12,010	149,831	11,972	103,780	-	-
Diferido	343,828	-		343,828	209,545	54,137	-	80,146	-	-
Total impuesto sobre la renta	621,421	-	-	621,421	221,555	203,968	11,972	183,926	-	-
Participación en utilidades de	-									
compañías afiliadas	37,088	-	-	37,088	37,088	-	-	-	-	-
Utilidad antes de la participación de accionistas minoritarios en subsidiarias consolidadas	10,575,121	71,315,616	64,942,266	16,948,471	11,199,394	1,207,474	30,507	780,897	5,267,726	(1,537,527)
Participación de accionistas minoritarios en subsidiarias consolidadas	691,644	15,618	707,262	-	-	-	-	-	-	-
Utilidad neta	B/. 11,266,765	B/. 71,331,234	B/. 65,649,528	B/. 16,948,471	B/. 11,199,394	B/. 1,207,474	B/. 30,507	B/. 780,897	B/. 5,267,726	B/. (1,537,527)

CONSOLIDACIÓN DEL ESTADO DE UTILIDADES RETENIDAS

Año terminado el 31 de diciembre de 2001

	Total Consolidado	ELIMINACIONES Dr.	ELIMINACIONES Cr.	Total	Cervecería Nacional, S. A.	Distribuidora Comercial S. A.	Bienes Raíces Pasadena, S. A.	Refrescos Nacionales, S. A.	Capitales y Tenencias, S. A.	Envases del Istmo, S. A.
Saldo al inicio del año	B/. 55,807,914	B/. 1,986,668	B/. 11,876,661	B/. 45,917,921	B/. 41,496,350	B/. 8,505,172	B/. (318,768)	B/. (2,877,691)	B/. -	B/. (887,142)
Ajustes de periodos anteriores	-	-	351,432	(351,432)	(351,432)	-	-	-	-	-
Saldo ajustado al inicio del año	55,807,914	1,986,668	12,228,093	45,566,489	41,144,918	8,505,172	(318,768)	(2,877,691)	-	(887,142)
Utilidades capitalizadas	(1,978,015)		453,771	(2,431,786)	(1,978,015)	(428,000)	-	(25,771)	-	-
Utilidad neta	11,266,765	71,331,234	65,649,528	16,948,471	11,199,394	1,207,474	30,507	780,897	5,267,726	(1,537,527)
Dividendos pagados	(7,447,463)		5,988,050	(13,435,513)	(7,462,443)	(705,344)	-	-	(5,267,726)	-
Saldo al final del año	B/. 57,649,201	B/. 73,317,902	B/. 84,319,442	B/. 46,647,661	B/. 42,903,854	B/. 8,579,302	B/. (288,261)	B/. (2,122,565)	B/. -	B/. (2,424,669)

REPORTE DE LA GERENCIA

Responsabilidad de la Gerencia por los Estados Financieros

La responsabilidad por la integridad y objetividad de la información financiera presentada en estos estados financieros consolidados es de la Gerencia de la Compañía. La Gerencia de Cervecería Nacional, S. A. considera que los estados financieros consolidados que se adjuntan presentan razonablemente, la situación financiera de Cervecería Nacional, S. A. y sus subsidiarias (el Grupo) al 31 de diciembre de 2001 y 2000, y los respectivos estados consolidados de resultados, utilidades retenidas, inversión de accionistas y flujos de efectivo de acuerdo con las Normas Internacionales de Contabilidad. En la preparación de los estados financieros consolidados, la Gerencia de la Compañía, incluyó cantidades que son basadas en estimados y juicios, los cuales considera son razonables bajo las circunstancias.

Cervecería Nacional, S. A. mantiene una estructura de control interno efectiva. Esta consiste en una organización con líneas de responsabilidad y delegación de autoridad claramente definidas, procedimientos de control y sistemas integrados que le permiten asegurar la integridad de sus transacciones. Para asegurar la administración efectiva del control interno, Cervecería Nacional, S. A., selecciona y entrena cuidadosamente sus empleados, desarrolla y divulga políticas y procedimientos escritos con una apropiada segregación de funciones, proporciona canales apropiados de comunicación y propicia un ambiente que conduce a la efectividad del funcionamiento de los controles. La Gerencia de Cervecería Nacional, S. A. considera que esta estructura proporciona seguridad razonable de que las transacciones son ejecutadas de acuerdo con las políticas de la Gerencia y las Normas Internacionales de Contabilidad. Un elemento importante del ambiente de control es un programa continuo de Auditoría Interna.

Cervecería Nacional, S. A. contrata los servicios de Ernst & Young, auditores externos, para auditar los estados financieros consolidados de acuerdo con las Normas Internacionales de Auditoría, las cuales incluyen una evaluación de la estructura de control interno.

La Junta Directiva se reúne periódicamente con los Auditores Externos e Internos y la Gerencia de la Compañía para revisar asuntos contables, de auditoría, estructura de control interno y otros asuntos financieros y fiscales.

Lic. Antonio Richa
Gerente de Finanzas Corporativo

Lic. Nelson J. Cedeño C.
Gerente de Control Financiero

CONTENIDO

INFORMACIÓN GENERAL

Directores

Principales	Suplentes
Julio Mario Santo Domingo	Alberto Preciado Arbeláez
Alejandro Santo Domingo	Carlos Alejandro Pérez
Ricardo Obregón Trujillo	Víctor Machado Pérez
Jon Silverman	Edgardo Báez Noguera
Samuel Lewis Galindo	Alfredo Arias Loredo
Alberto Vallarino Clement	Roberto R. Alemán H.

Dignatarios

Julio Mario Santo Domingo	Presidente
Alejandro Santo Domingo	Vicepresidente
Darío Castaño Zapata	Presidente Ejecutivo
Roberto Alemán Healy	Tesorero
Víctor Alberto Machado Pérez	Secretario

Gerente General
Ricardo Janson Calhoun

Representante Legal
Darío Castaño Zapata

Domicilio Social
Panamá, República de Panamá, Avenida Ricardo J. Alfaro – Edificio Pasadena
Apartado 6-1393, El Dorado
Teléfono (507) 236-1400

Auditores
Ernst & Young

ERNST & YOUNG

Contadores Públicos Autorizados
Apartado 6-891 El Dorado
Panamá, Rep. de Panamá

Teléfonos: 206-9200
Telefax: 206-9291/206-9292
E-mail: eyoung@pa.eyi.com

DICTAMEN DE AUDITORES

Junta Directiva y Accionistas
Cervecería Nacional, S. A.

Hemos auditado los balances generales consolidados adjuntos de Cervecería Nacional, S. A. y sus subsidiarias (el Grupo) al 31 de diciembre de 2001 y 2000, y los respectivos estados consolidados de resultados, utilidades retenidas, inversión de accionistas y flujos de efectivo por los años terminados en esas fechas. Estos estados financieros consolidados son responsabilidad de la Gerencia de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre estos estados financieros consolidados con base en nuestras auditorías.

Efectuamos nuestras auditorías de acuerdo con las Normas Internacionales de Auditoría. Estas Normas requieren la planificación y la ejecución de la auditoría para obtener una seguridad razonable de que los estados financieros consolidados están libres de afirmaciones equívocas importantes. Una auditoría comprende el examen, en base a pruebas, de evidencias que respalden las cifras y las revelaciones en los estados financieros consolidados. Una auditoría comprende, asimismo, una evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la Gerencia, así como una evaluación de la presentación general de los estados financieros consolidados. Consideramos que nuestras auditorías proveen una base razonable para nuestra opinión.

En nuestra opinión, los estados financieros consolidados presentan una evaluación justa y razonable de la situación financiera del Grupo al 31 de diciembre de 2001 y 2000, y los resultados consolidados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas de acuerdo con las Normas Internacionales de Contabilidad.

Ernst + Young

15 de febrero de 2002
Panamá, República de Panamá

BALANCES GENERALES CONSOLIDADOS

	Notas	31 de diciembre 2001	2000
ACTIVOS			
Activos Corrientes			
Efectivo		**B/. 6,157,359**	B/. 10,749,467
Documentos y cuentas por cobrar, neto	3	**22,303,910**	22,104,883
Valores comerciales negociables	5	**-**	3,720,000
Inventarios, neto	4	**24,480,085**	23,527,301
Impuesto sobre la renta pagado por anticipado		**4,139,447**	4,605,895
Gastos pagados por anticipado		**1,539,616**	2,745,986
		58,620,417	67,453,532
Activos No Corrientes			
Inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio	6	**9,654,965**	10,068,089
Inversiones	7	**1,862,367**	1,870,377
Fondo de cesantía		**2,864,543**	2,254,691
Fondo de jubilación		**-**	346,333
Propiedades, planta y equipos, neto	8 y 9	**113,219,386**	114,435,517
Otros activos		**3,280,342**	2,988,918
		130,881,603	131,963,925
TOTAL ACTIVOS		**B/.189,502,020**	B/.199,417,457

	Notas	31 de diciembre 2001	2000
PASIVOS E INVERSIÓN DE ACCIONISTAS			
Pasivos Corrientes			
Préstamos por pagar	9	**B/. 33,185,782**	B/. 43,533,857
Documentos y cuentas por pagar		**24,208,802**	25,373,366
Prestaciones y gastos acumulados por pagar		**2,741,459**	2,478,025
		60,136,043	71,385,248
Pasivos No Corrientes			
Préstamos por pagar, neto de porción corriente	9	**21,683,478**	20,090,465
Bonos por pagar	10 y 11	**880,000**	880,000
Cuentas por pagar, neto de porción corriente		**85,949**	104,045
Impuesto sobre la renta diferido		**4,029,703**	3,685,875
		86,815,173	96,145,633
Interés de accionistas minoritarios en subsidiarias consolidadas		**3,906,118**	4,597,783
Compromisos y contingencias	13		
Inversión de Accionistas			
Capital emitido (sin valor nominal; acciones comunes autorizadas: 40,000,000; emitidas: 16,200,000)		**50,536,143**	48,558,128
Utilidades retenidas		**59,327,807**	57,486,520
		109,863,950	106,044,648
Acciones en tesorería: 840,738 en el 2001 y 507,490 en el 2000		**(11,083,221)**	(7,370,607)
Inversión de Accionistas		**98,780,729**	98,674,041
TOTAL PASIVOS E INVERSIÓN DE ACCIONISTAS		**B/.189,502,020**	B/.199,417,457

Las políticas de contabilidad y notas explicativas en las páginas 9 a 20 son parte integral de los estados financieros.

ESTADOS CONSOLIDADOS DE RESULTADOS

	Notas	Año terminado el 31 de diciembre 2001	2000
Ingresos			
Ventas netas		**B/.147,381,592**	B/.149,543,920
Otros ingresos		**4,373,690**	2,694,458
Alquileres ganados		**230,411**	208,462
Intereses ganados		**553,520**	174,345
Dividendos ganados		**16,413**	6,381,940
Ganancia en venta de propiedades		**241,059**	-
Total ingresos		**152,796,685**	159,003,125
Costo y gastos			
Costo de ventas		**76,386,427**	79,574,065
Gastos de ventas, generales y administrativos	15	**60,862,229**	56,520,115
Intereses y cargos financieros	12	**4,388,575**	5,577,785
Total costo y gastos		**141,637,231**	141,671,965
Utilidad antes del impuesto sobre la renta y participación en utilidades de compañías afiliadas		**11,159,454**	17,331,160
Impuesto sobre la renta:			
Corriente		**(277,593)**	(216,343)
Diferido		**(343,828)**	(351,432)
Total impuesto sobre la renta		**(621,421)**	(567,775)
Participación en utilidades de compañías afiliadas		**37,088**	437,643
Utilidad antes de la participación de accionistas minoritarios en (utilidad) pérdida de subsidiarias consolidadas		**10,575,121**	17,201,028
Participación de accionistas minoritarios en pérdida de subsidiarias consolidadas		**691,644**	883,166
Utilidad neta		**B/. 11,266,765**	B/. 18,084,194
Acciones emitidas y en circulación		**15,359,262**	15,692,510
Utilidad por acción		**B/. 0.73**	B/. 1.15

Las políticas de contabilidad y notas explicativas en las páginas 9 a 20 son parte integral de los estados financieros.

ESTADOS CONSOLIDADOS DE UTILIDADES RETENIDAS

	Año terminado el 31 de diciembre	
	2001	2000
Utilidades retenidas		
Saldo al inicio del año	**B/.48,891,979**	B/.39,029,425
Utilidad neta	**11,266,765**	18,084,194
Transferencia al fondo de reserva legal	**(559,969)**	(610,230)
Dividendos pagados	**(7,447,463)**	(7,568,249)
Utilidades capitalizadas	**(1,978,015)**	(43,161)
Saldo al final del año	**50,173,297**	48,891,979
Fondo de reserva legal		
Saldo al inicio del año	**6,915,935**	6,305,705
Transferencia de utilidades	**559,969**	610,230
Saldo al final del año	**7,475,904**	6,915,935
	57,649,201	55,807,914
Superávit por revaluación de terrenos y mejoras	**1,734,109**	1,734,109
Impuesto complementario	**(55,503)**	(55,503)
Utilidades retenidas	**B/.59,327,807**	B/.57,486,520

Las políticas de contabilidad y notas explicativas en las páginas 9 a 20 son parte integral de los estados financieros.

ESTADOS CONSOLIDADOS DE INVERSIÓN DE ACCIONISTAS

	Año terminado el 31 de diciembre			
	Cantidades		Acciones	
	2001	2000	**2001**	2000
Autorizadas			**40,000,000**	40,000,000
Capital en acciones				
Emitidas				
Saldo al inicio del año	**B/. 48,558,128**	B/.48,514,967	**16,200,000**	16,200,000
Utilidades capitalizadas	**1,978,015**	43,161	**-**	-
Saldo al final del año	**50,536,143**	48,558,128	**16,200,000**	16,200,000
Utilidades retenidas				
Saldo al final del año	**59,327,807**	57,486,520	**-**	-
	109,863,950	**106,044,648**	**16,200,000**	16,200,000
Tesorería				
Saldo al inicio de año	**(7,370,607)**	(2,185,137)	**(507,490)**	(257,765)
Aumentos	**(3,712,614)**	(5,185,470)	**(333,248)**	(249,725)
Saldo al final del año	**(11,083,221)**	(7,370,607)	**(840,738)**	(507,490)
	B/. 98,780,729	B/.98,674,041	**15,359,262**	15,692,510
Valor por acción	**B/. 6.43**	B/. 6.29	**15,359,262**	15,692,510

Los tenedores de acciones comunes tienen el derecho de recibir dividendos como y cuando sean declarados por el Grupo. Todas las acciones comunes tienen derecho a un voto por acción sin restricción.

Las políticas de contabilidad y notas explicativas en las páginas 9 a 20 son parte integral de los estados financieros.

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO

	Año terminado el 31 de diciembre 2001	2000
Flujos de efectivo de actividades de operación		
Utilidad neta	**B/. 11,266,765**	B/. 18,084,194
Ajustes por:		
Ganancia en venta de propiedades	**(241,059)**	-
Depreciación y amortización	**10,349,214**	10,403,232
Provisión para documentos y cuentas de cobro dudoso	**2,201,317**	544,616
Amortización de botellas y cajas	**2,988,665**	4,407,404
Provisión para obsolescencia de inventarios	**-**	34,668
Impuesto sobre la renta diferido	**343,828**	351,432
Participación de accionistas minoritarios en pérdida de subsidiarias consolidadas	**(691,644)**	(883,166)
Amortización de plusvalía	**29,666**	29,666
Participación en utilidades de compañías afiliadas	**(37,088)**	(437,643)
Resultado de las operaciones antes de cambios en el capital de trabajo	**26,209,664**	32,534,403
Documentos y cuentas por cobrar	**(2,400,344)**	(418,194)
Arrendamientos financieros por cobrar, neto	**-**	13,346,820
Inventarios	**(3,941,449)**	3,869,980
Impuesto sobre la renta pagado por anticipado	**466,448**	213,019
Gastos pagados por anticipado	**1,206,370**	503,800
Equipos reposeídos	**-**	640,634
Otros activos	**(291,424)**	(45,654)
Documentos y cuentas por pagar	**(1,182,660)**	1,718,172
Fondo de jubilación	**346,333**	(103,900)
Prestaciones y gastos acumulados por pagar	**263,434**	355,442
Flujos de efectivo neto de actividades de operación	**20,675,863**	52,614,522
Flujos de efectivo de actividades de inversión		
Fondo de cesantía	**(609,852)**	(395,406)
Inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio	**450,212**	(6,399,364)
Valores comerciales negociables	**3,720,000**	(3,720,000)
Inversiones	**8,010**	943,441
Adquisición de activo fijo, neto de retiros	**(8,921,690)**	(26,710,070)
Flujos de efectivo neto usado en actividades de inversión	**(5,353,320)**	(36,281,399)

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO continuación

	Año terminado el 31 de diciembre 2001	2000
Flujos de efectivo de actividades de financiamiento		
Fondo de fideicomiso	**B/. -**	B/. 1,376,338
Préstamos recibidos	**41,776,450**	39,835,931
Amortización de préstamos	**(50,531,512)**	(28,855,943)
Valores comerciales negociables	**-**	(6,050,000)
Bonos por pagar	**-**	(4,820,000)
Dividendos pagados	**(7,447,463)**	(7,568,249)
Impuesto complementario	**-**	(4,616)
Impuesto sobre la renta diferido	**-**	(1,236,971)
Interés de accionistas minoritarios en subsidiarias consolidadas	**(21)**	1,573,968
Acciones en tesorería	**(3,712,614)**	(5,185,470)
Flujos de efectivo neto usado en actividades de financiamiento	**(19,915,160)**	(10,935,012)
(Disminución) aumento neto en el efectivo	**(4,592,108)**	5,398,111
Efectivo al inicio del año	**10,749,467**	5,351,356
Efectivo al final del año	**B/. 6,157,359**	B/. 10,749,467

Las políticas de contabilidad y notas explicativas en las páginas 9 a 20 son parte integral de los estados financieros.

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS

1. INFORMACIÓN CORPORATIVA

Cervecería Nacional, S. A. y sus subsidiarias se dedican a la fabricación, distribución y venta de cervezas y bebidas gaseosas refrescantes, principalmente para consumo local; además, distribuyen y venden los productos Tampico, Del Monte y Nevada. Entre sus principales proveedores están: Vidrios Panameños, S. A., Compañía Azucarera La Estrella, S. A., Malteurop, Cargil Malt, N.V. Boormalt, Arancia Corn Products, S. A. de C.V., Hopsteiner, Inc., Gusmercellulo, Atlantic Industries y Pepsi-Cola Manufacturing Co. of Uruguay S.R.L.

Envases del Istmo, S. A. se dedica a la manufactura de envases de aluminio para cervezas y bebidas gaseosas. Sus principales clientes son partes relacionadas: Cervecería Nacional, S. A. y Florida Ice & Farm, Co.

En enero del 2001 Cervecería Nacional, S. A. constituyó la sociedad Balboa Beer Import Company en el Estado de la Florida. El capital social de la sociedad está representado por un certificado de 10,000 acciones comunes con un valor nominal de B/.1.00 cada una, emitido a favor de Cervecería Nacional, S. A. La Compañía está organizada para realizar cualquier actividad o negocio permitido bajo las leyes del Estado de la Florida y de los Estados Unidos de Norteamérica. Al 31 de diciembre de 2001, esta Compañía no ha registrado operaciones.

En junio del 2001 Refrescos Nacionales, S. A. adquirió las marcas, registros sanitarios, equipos de procesamiento y distribución del negocio de leche fresca y derivados de Lecherías Unidas, S. A., empresa regional que hasta la fecha procesa y mercadea productos bajo las marcas: La Chiricana, Lusita y Body Koolant, entre otras. Con esta adquisición se consolida la posición de Refrescos Nacionales, S. A. en el mercado para las áreas de Chiriquí, Bocas del Toro y Veraguas, a la vez, fortalece su cartera de marcas y productos.

En septiembre del 2001, la Administración de Distribuidora Comercial, S. A. fusionó esta empresa con Financiera Pasadena, S. A., continuando como única sociedad sobreviviente la sociedad Distribuidora Comercial, S. A. Financiera Pasadena, S. A. se dedicaba a otorgar préstamos a clientes de compañías afiliadas.

NOTAS continuación

2. RESUMEN DE POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS

Base de preparación

Los estados financieros consolidados del Grupo han sido preparados de acuerdo con las Normas emitidas por el Comité de Normas Internacionales de Contabilidad (IASC), interpretaciones emitidas por el Comité Permanente de Interpretaciones de las IASC y los requerimientos aplicables de las leyes de la República de Panamá.

Los estados financieros consolidados están expresados en balboas (B/.) unidad monetaria de la República de Panamá, la cual está a la par y es de libre cambio con el dólar ($) de los Estados Unidos de Norteamérica.

Las cifras del año anterior fueron reclasificadas para adecuarlas a la presentación del año corriente para efectos comparativos.

Principios de consolidación

Los estados financieros consolidados incluyen las cuentas de Cervecería Nacional, S. A. y sus subsidiarias: Distribuidora Comercial, S. A., Refrescos Nacionales, S. A., Envases del Istmo, S. A., Bienes Raíces Pasadena, S. A. y Capitales y Tenencias, S. A., después de la eliminación de todas las cuentas y transacciones significativas entre compañías.

Régimen de incentivos industriales

Las empresas manufactureras se acogen al régimen de incentivos para el fomento y desarrollo de la industria nacional y de las exportaciones, previsto en la Ley 3 del 20 de marzo de 1986. La inscripción del Grupo en el Registro Oficial de la Industria Nacional tiene distintas fechas de vencimiento que van hasta el año 2009.

El Grupo tiene los siguientes incentivos fiscales:

a) Impuesto de importación del 3% sobre maquinaria, equipo, partes y accesorios, materia prima, productos semi-elaborados, envases, combustibles y lubricantes que entren en la composición y proceso de elaboración de sus productos.

b) Exoneración del impuesto sobre la renta de las ganancias provenientes de las exportaciones de sus productos y sobre las utilidades netas reinvertidas para la expansión de la capacidad de la planta o para producir artículos nuevos.

c) Régimen especial de arrastre de pérdidas para efectos del pago del impuesto sobre la renta. Las pérdidas sufridas durante cualquier año de operación, dentro de la vigencia del Registro Oficial, podrán deducirse de la renta gravable en los tres años inmediatamente posteriores al año en que se produjeron.

NOTAS continuación

2. RESUMEN DE POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS continuación

Inversiones al método de participación en el patrimonio

El método de participación en el patrimonio se utiliza para las inversiones en compañías afiliadas en donde la inversión representa del 20% al 50% de las acciones en circulación de la compañía en la que se invierte.

Inversiones

Las inversiones que se mantienen hasta su vencimiento son registradas al costo de adquisición y se reconocen las pérdidas únicamente cuando la reducción en el valor de mercado es permanente.

Estimación para documentos y cuentas de cobro dudoso

La Gerencia aumenta la estimación para documentos y cuentas de cobro dudoso en base a la evaluación de sus documentos y cuentas por cobrar con cargo a operaciones. Las cuentas que resulten incobrables en cada período son rebajadas de la estimación.

Inventarios

Los inventarios están registrados al más bajo del costo y su valor neto de realización, usando el método de costo promedio, con excepción de la División de Leche que determina los costos de la materia prima, material de empaque e ingredientes, utilizando el costo de la última compra y para los productos terminados utilizan el último costo de producción.

Amortización de botellas y cajas

La amortización de botellas y cajas se calcula en base a la producción envasada.

Propiedades, planta y equipos

Las propiedades, planta y equipos están valorados al costo, excepto por ciertas propiedades que están registradas de acuerdo a importes de revaluación. La depreciación se calcula mediante el método de línea recta.

Fondo de jubilación

Cervecería Nacional, S. A. realiza aportes mensuales al fondo de jubilación y aportes extraordinarios periódicamente para cubrir el déficit de las reservas actuariales. Estos aportes extraordinarios se registran a gastos.

NOTAS continuación

2. RESUMEN DE POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS continuación

Fondo de cesantía / prima de antigüedad e indemnización acumuladas

Las leyes laborales obligan a los empleadores a establecer un fondo de cesantía para pagar al trabajador al cesar la relación de trabajo, cualesquiera que sean las causas, la prima de antigüedad e indemnización en casos de despidos injustificados. La Gerencia cotiza al fondo de cesantía en base al 2.25% del total de los salarios pagados.

Reserva legal

Mediante asamblea general extraordinaria de accionistas de la Cervecería Nacional, S. A. celebrada el 29 de enero de 1973, se resolvió destinar por lo menos un cinco por ciento de las utilidades netas de la Cervecería Nacional, S. A. a un fondo de reserva.

Impuesto sobre la renta

El impuesto sobre la renta del año comprende tanto el impuesto corriente como el impuesto diferido. El impuesto sobre la renta es reconocido en los resultados de operaciones del período corriente.

El impuesto corriente se refiere al impuesto por pagar sobre los ingresos netos gravables del período, utilizando las tasas vigentes a la fecha del balance general.

El impuesto sobre la renta diferido es calculado con base al método de pasivo, considerando las diferencias temporales entre los valores según libros de los activos y pasivos informados para propósitos financieros y los montos utilizados para propósitos fiscales. El monto de impuesto diferido está basado en la forma de realización de los activos y pasivos, utilizando las tasas de impuesto sobre la renta vigentes a la fecha del balance general.

Alquileres diferidos

El edificio que ocupa Envases del Istmo, S. A. pertenece a la Zona Libre de Colón, con la cual se celebró un contrato de arrendamiento industrial el 6 de agosto de 1986 y tiene una duración de veinte años. La Compañía efectuó mejoras para adaptar el bien arrendado de acuerdo a las necesidades de sus instalaciones. Los cánones mensuales de arrendamiento se difieren para uniformarlos a través de los veinte años de duración del contrato.

NOTAS continuación

3. DOCUMENTOS Y CUENTAS POR COBRAR, NETO

Los documentos y cuentas por cobrar al 31 de diciembre se resumen a continuación:

	2001	2000
Documentos	**B/. -**	B/. 437,398
Cuentas por cobrar	**22,370,287**	19,362,760
	22,370,287	19,800,158
Estimación para documentos y cuentas de cobro dudoso	**(2,061,542)**	(481,208)
	20,308,745	19,318,950
Empleados	**221,524**	137,178
Otras	**1,773,641**	2,648,755
	B/.22,303,910	B/.22,104,883

Cuentas por cobrar garantizan obligaciones bancarias.

El movimiento de la estimación para documentos y cuentas de cobro dudoso al 31 de diciembre, se presenta a continuación:

	2001	2000
Saldo al inicio del año	**B/. 481,208**	B/. 32,930
Aumento	**2,201,317**	569,616
Disminución	**620,983**	21,338
	B/. 2,061,542	B/. 481,208

4. INVENTARIOS, NETO

Los inventarios al 31 de diciembre se componen de:

	2001	2000
Productos terminados	**B/. 3,561,326**	B/. 7,126,973
Materia prima	**3,286,551**	4,079,215
Materiales y suministros, neto	**12,065,815**	8,894,669
	18,913,692	20,100,857
Botellas y cajas, neto	**5,566,393**	3,426,444
	B/.24,480,085	B/.23,527,301

Los inventarios de productos terminados y materia prima de Envases del Istmo, S. A. garantizan obligaciones bancarias, provenientes de sus operaciones.

NOTAS continuación

5. VALORES COMERCIALES NEGOCIABLES

Los valores comerciales negociables por un monto de B/.3,720,000 adquiridos de Arrendadora Centroamericana, S. A., vencieron el 19 de diciembre del 2001. Estos valores comerciales negociables devengaron una tasa de interés de 8.75%.

6. INVERSIONES Y ADELANTOS EN COMPAÑÍAS AFILIADAS, AL MÉTODO DE PARTICIPACIÓN EN EL PATRIMONIO

El resumen de las inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio al 31 de diciembre se desglosa a continuación:

	2001	2000
Inversiones		
Saldo al inicio del año	**B/. 6,732,130**	B/. 332,766
Aumento	**-**	6,399,364
Disminución	**(450,212)**	-
Saldo al final del año	**6,281,918**	6,732,130
Participación en las utilidades retenidas		
Saldo al inicio del año	**3,335,959**	2,898,316
Participación en las utilidades del año	**37,088**	437,643
Saldo al final del año	**3,373,047**	3,335,959
	B/. 9,654,965	B/. 10,068,089

7. INVERSIONES

Las inversiones al 31 de diciembre se resumen a continuación:

	2001	2000
Acciones de compañías nacionales	**B/. 1,707,389**	B/. 1,718,369
Bonos de empresas privadas	**50,000**	50,000
Bonos del Estado	**104,978**	102,008
	B/. 1,862,367	B/. 1,870,377

NOTAS continuación

8. PROPIEDADES, PLANTA Y EQUIPOS, NETO

Las propiedades, planta y equipos al 31 de diciembre se desglosan a continuación:

	31 de diciembre de 2001				
	Saldo al Inicio del Año	**Adiciones**	**Retiros**	**Transferencia**	**Saldo al Final del Año**
Activo fijo					
Maquinaria y equipos	**B/.124,451,810**	**B/.3,679,483**	**B/.2,106,493**	**B/. 6,878,867**	**B/.132,903,667**
Edificio	**26,753,163**	**494,472**	**88,995**	**704,315**	**27,862,955**
Terreno	**19,859,997**	**251,724**	**170,887**	**(213,213)**	**19,727,621**
Mobiliario y equipo	**9,277,046**	**2,091,559**	**50,964**	**818,967**	**12,136,608**
	180,342,016	**6,517,238**	**2,417,339**	**8,188,936**	**192,630,851**
Depreciación y amortización acumuladas					
Maquinaria y equipos	**61,416,433**	**7,636,643**	**2,028,776**	**1,402,484**	**68,426,784**
Edificio	**6,560,090**	**655,310**	**109,144**	**-**	**7,106,256**
Mobiliario y equipo	**5,757,582**	**2,057,261**	**-**	**(263,372)**	**7,551,471**
	73,734,105	**10,349,214**	**2,137,920**	**1,139,112**	**83,084,511**
Obras en proceso	**7,827,606**	**2,611,180**	**-**	**(6,765,740)**	**3,673,046**
Valor neto	**B/.114,435,517**				**B/.113,219,386**

	31 de diciembre de 2000				
	Saldo al Inicio del Año	Adiciones	Retiros	Transferencia	Saldo al Final del Año
Activo fijo					
Maquinaria y equipos	B/.112,535,483	B/.10,791,752	B/.12,171,768	B/.13,296,343	B/.124,451,810
Edificio	25,099,917	3,625,925	19,847	(1,952,832)	26,753,163
Terreno	10,935,157	8,443,886	-	480,954	19,859,997
Mobiliario y equipo	7,996,124	1,163,416	544,108	661,614	9,277,046
	156,566,681	24,024,979	12,735,723	12,486,079	180,342,016
Depreciación y amortización acumuladas					
Maquinaria y equipos	61,346,392	8,883,214	10,856,772	2,043,599	61,416,433
Edificio	8,397,714	569,644	2,308	(2,404,960)	6,560,090
Mobiliario y equipo	4,464,817	980,040	48,636	361,361	5,757,582
	74,208,923	10,432,898	10,907,716	-	73,734,105
Obras en proceso	15,800,587	3,788,728	-	(11,761,709)	7,827,606
Valor neto	B/. 98,158,345				B/.114,435,517

Propiedades, planta y equipos garantizan obligaciones bancarias.

NOTAS continuación

9. PRÉSTAMOS POR PAGAR

Los préstamos por pagar al 31 de diciembre se detallan a continuación:

	2001			2000
	Porción Corriente	**Porción Largo Plazo**	**Total**	Total
Cervecería Nacional, S. A.				
HSBC Bank USA	**B/. -**	**B/. -**	**B/. -**	B/. 4,500,000
Lloyds TSB Bank PLC	**4,440,000**	**4,320,000**	**8,760,000**	8,200,000
The Bank of Nova Scotia	**3,744,348**	**17,363,478**	**21,107,826**	17,200,000
ABN Amro Bank, N.V.	**-**	**-**	**-**	7,500,000
Dresdner Bank Lateinamerika, AG	**8,000,000**	**-**	**8,000,000**	6,350,000
Banco Atlántico, S. A.	**-**	**-**	**-**	4,000,000
Citibank, NA	**1,000,000**	**-**	**1,000,000**	-
Banco Nationale de París, Paribas	**2,500,000**	**-**	**2,500,000**	-
Banco Santander Central Hispano, S. A.	**-**	**-**	**-**	5,000,000
BankBoston, NA	**3,500,000**	**-**	**3,500,000**	500,000
	23,184,348	**21,683,478**	**44,867,826**	53,250,000
Envases del Istmo, S. A.				
Primer Banco del Istmo, S. A.	**4,266,426**	**-**	**4,266,426**	3,800,916
BankBoston, NA	**3,210,860**	**-**	**3,210,860**	2,902,426
Banco Bilbao Viscaya Argentaria (Panamá), S. A.	**796,588**	**-**	**796,588**	683,408
Citibank, NA	**1,727,560**	**-**	**1,727,560**	1,987,572
Banco Internacional de Costa Rica, S. A.	**-**	**-**	**-**	1,000,000
	10,001,434	**-**	**10,001,434**	10,374,322
	B/.33,185,782	**B/.21,683,478**	**B/.54,869,260**	B/.63,624,322

Cervecería Nacional, S. A. tiene línea de crédito a corto plazo en los siguientes siete bancos: Lloyds TSB Bank PLC por B/.3,000,000, HSBC Bank USA por B/.10,000,000, The Bank of Nova Scotia por B/.5,000,000, BankBoston, NA por B/.10,000,000, Dresdner Bank Lateinamerika AG por B/.8,800,000, Banque Nationale de París por B/.7,000,000 y Citibank, NA Panamá por B/.3,000,000. Al 31 de diciembre de 2001 la porción no utilizada de las líneas de crédito era de B/.27,800,000 (2000 - B/.14,450,000).

The Bank of Nova Scotia concedió, en el 2000, crédito a Cervecería Nacional, S. A. hasta la suma de B/.15,000,000 con vencimiento en el 2005. Este préstamo se amortiza en abonos trimestrales de B/.326,087 a capital. El préstamo está garantizado con primera hipoteca y anticresis sobre varias propiedades pertenecientes al Grupo Cervecería Nacional con un valor estimado de mercado no menor de B/.19,000,000 y endoso de póliza de seguro sobre las propiedades hipotecadas a una cobertura del 80% del valor del avalúo.

NOTAS continuación

9. PRÉSTAMOS POR PAGAR continuación

Lloyds TSB Bank PLC y The Bank of Nova Scotia, en 1998 concedieron crédito a Cervecería Nacional, S. A. hasta la suma de B/.18,000,000, a razón de B/.9,000,000 cada uno con vencimiento en el 2005. Estos préstamos se amortizan en abonos trimestrales de B/.360,000 a cada banco. Los préstamos están garantizados por maquinaria y equipo por valor aproximado de B/.15,077,081, equipo rodante por valor de B/.3,881,810, construcciones en proceso y endoso de póliza de seguro sobre dichos activos. Además, en garantía de estos préstamos Distribuidora Comercial, S. A. y Bienes Raíces Pasadena, S. A. constituyeron primera y segunda hipoteca sobre ciertas fincas de su propiedad.

Las obligaciones a largo plazo con el Banco Atlántico, S. A. fueron canceladas en su totalidad.

Envases del Istmo, S. A. tiene líneas de crédito a corto plazo, en los siguientes cinco bancos: Primer Banco del Istmo, S. A. por B/.5,000,000 y está garantizado mediante cuentas por cobrar a clientes y afiliadas, inventario de productos terminados y materia prima. BankBoston, NA por B/.3,500,000, Banco Internacional de Costa Rica, S. A. por B/.800,000 y Citibank, NA por B/.2.000,000, al igual que línea de crédito del Banco Bilbao Vizcaya Argentaria (Panamá), S. A. por B/.2,000,000, este último con Comfort Letter de Cervecería Nacional, S. A. Al 31 de diciembre de 2001 la porción no utilizada de las líneas de crédito era de B/.2,440,445 (2000 - B/.2,996,143).

Envases del Istmo, S. A. adeuda a Primer Banco del Istmo, S. A. préstamo a largo plazo por la suma de B/.141,875 (2000 - B/.370,465), correspondiente a la reestructuración de obligaciones con el banco. El préstamo está garantizado mediante cuentas por cobrar a clientes y afiliadas, inventario de productos terminados y materia prima y vence el 25 de agosto del 2002.

Los intereses de los préstamos son ajustables periódicamente de acuerdo al costo de los fondos en el mercado financiero local e internacional.

10. BONOS POR PAGAR

En 1999, La Comisión Nacional de Valores autorizó a Refrescos Nacionales, S. A. la emisión de bonos agroindustriales por siete millones de balboas en una sola serie, a una tasa fija anual de 7.5% y vencimiento en el 2003.

Los intereses que devenguen los bonos son pagaderos trimestralmente, específicamente los días 14 de marzo, 14 de julio, 14 de septiembre y 14 de diciembre de cada año hasta su fecha de vencimiento o la fecha de su redención anticipada.

Los pagos de capital e intereses los efectúa Primer Banco del Istmo, S. A., como Agente de Pago, Registro y Transferencia, a favor del tenedor registrado de los bonos. La emisión de los bonos está respaldada por el crédito general de la Compañía.

NOTAS continuación

11. COMPENSACIÓN DE ACTIVOS FINANCIEROS CON PASIVOS FINANCIEROS

Refrescos Nacionales, S. A. ha efectuado una emisión de B/.5,000,000 en bonos agroindustriales y ofreció a sus tenedores cancelar los mismos a través de documentos negociables por B/.5,000,000 a su fecha de vencimiento en marzo del 2003. Los documentos negociables mantienen fecha de vencimiento y tasa de interés igual. Esta compensación no representa ganancia ni pérdida para la Compañía y sus tenedores.

12. INTERESES Y CARGOS FINANCIEROS

Los intereses y cargos financieros al 31 de diciembre se detallan como sigue:

	2001	2000
Préstamos	**B/.4,100,719**	B/.4,842,585
Bonos	**83,480**	735,200
Arrendamiento financiero	**204,376**	-
	B/.4,388,575	B/.5,577,785

13. COMPROMISOS Y CONTINGENCIAS

Compromisos

Arrendamiento financiero

La Compañía arrienda equipos bajo contratos de arrendamiento financiero. Al final de los contratos la Compañía tiene la opción de adquirir los equipos por un monto equivalente a la última letra. Los pagos futuros mínimos por año según los contratos de arrendamiento financiero son los siguientes:

2002	B/.1,701,277
2003	65,293
2004	7,927
2005	603
Total de pagos futuros mínimos	1,775,100
Importes que representan intereses	(89,700)
Valore presente de los pagos mínimos de arrendamientos	B/.1,685,400

NOTAS continuación

13. COMPROMISOS Y CONTINGENCIAS continuación

Contingencias

Cervecería Nacional, S. A. y Subsidiarias

- Procesos por prácticas monopolísticas

Cervecería Nacional, S. A., Distribuidora Comercial, S. A., Refrescos Nacionales, S. A., Bienes Raíces Pasadena, S. A., Financiera Pasadena, S. A. y Arrendadora Centroamericana, S. A. tienen demanda civil ordinaria presentada por Dirección y Administración de Empresas, S. A., Cervecería Barú, S. A., Cervecería Panamá, S. A. y Cervecerías Barú Panamá, S. A. ante el Juzgado Noveno de Circuito de lo Civil del Primer Circuito Judicial de Panamá, por la cantidad de B/.41,468,423.65 más costas, gastos e intereses, por razón de realizar prácticas monopolísticas relativas al celebrar contratos de distribución exclusiva para la reventa de cervezas. En virtud de lo establecido por la Ley 29 de 1996, las demandantes han solicitado que la condena que se establezca sea de tres veces dicho monto.

De acuerdo a consultas realizadas a los asesores legales de Cervecería Nacional, S. A., consideran que existen grandes probabilidades de que no se acceda a lo pedido y, por lo tanto, se absuelva a la Compañía de los cargos presentados en su contra. Al 31 de diciembre de 2001, la Compañía no ha acumulado reserva alguna para hacer frente a esta contingencia.

- Procesos administrativos

En marzo del 2000, Cervecerías Barú Panamá, S. A. presentó ante la Comisión de Libre Competencia y Asuntos del Consumidor (CLICLAC) denuncia contra Cervecería Nacional, S. A. y sus subsidiarias por la supuesta Comisión de Prácticas Monopolísticas relativas en el mercado de distribución y venta de cervezas en la República de Panamá, con el objeto de desplazarla indebidamente del mercado.

Mediante Acuerdo No.PC-014-01 del 30 de abril del 2001, el Pleno de Comisionados de la CLICLAC ordena la apertura de una "investigación administrativa de oficio" por la presunta comisión de Prácticas Monopolísticas Relativas según los Artículos No.14, No.15, No.16, y No.17 de la Ley 29 de 1996, en donde figuran como agentes económicos vinculados a la investigación el Grupo Cervecería Nacional liderado por Cervecería Nacional, S. A. y sus subsidiarias Distribuidora Comercial, S. A., Cervecería Chiricana, S. A. y Refrescos Nacionales, S. A. y por otra parte Cervecerías Barú Panamá, S. A.

Mediante Auto No.862 del 12 de octubre del 2001, la Juez Octava del Circuito, Ramo Civil del Primer Circuito Judicial de Panamá, admitió solicitud de aseguramiento de pruebas presentada por la CLICLAC y ordenó la práctica de las mismas. En la actualidad se está en trámite de obtener declaraciones y testimonios.

NOTAS continuación

14. HECHOS RELEVANTES

Las sociedades Bavaria, S. A., Compañía de Cervezas Nacionales, C.A. y Latin Development Corporation han efectuado compra de acciones de Cervecería Nacional, S. A. hasta un 91% de las acciones comunes emitidas y en circulación con derecho a voto que al 31 de diciembre de 2001 sumaban 15,359,262. El único cambio a nivel de la Administración de la Compañía fue en la Presidencia Ejecutiva, quien ahora está a cargo del Ing. Darío Castaño Zapata en reemplazo del Ingeniero Alfredo Arias Loredo.

15. GASTOS DE VENTAS, GENERALES Y ADMINISTRATIVOS

Un detalle de los gastos de ventas, generales y administrativos al 31 de diciembre, se presenta a continuación:

	2001	2000
Salarios y otras remuneraciones	**B/.17,907,973**	B/.17,643,903
Gastos de franquicia	**95,908**	128,540
Convención colectiva	**655,542**	787,860
Prestaciones laborales	**3,483,987**	3,781,576
Servicios profesionales	**956,123**	1,029,688
Depreciación y amortización	**6,583,518**	6,687,693
Propaganda y promociones	**9,530,585**	7,920,709
Becas, seminarios, cuotas y convenciones	**411,022**	467,312
Gastos de viaje	**487,303**	940,605
Alquileres	**686,128**	588,204
Materiales, papelería y útiles de oficina	**821,675**	777,341
Seguros	**354,611**	165,978
Impuestos	**886,095**	829,927
Comunicaciones	**733,767**	754,505
Contribuciones y donaciones	**151,027**	147,460
Reparación, mantenimiento, gasolina, aceite y otros	**4,369,891**	5,113,006
Gasto de acarreo	**2,534,427**	2,624,710
Energía eléctrica y consumo de agua	**496,154**	711,744
Alimentación y transporte de empleados	**1,424,370**	1,302,409
Aseo y limpieza	**483,161**	287,371
Cuentas malas	**2,201,316**	469,616
Gastos bancarios	**162,919**	134,639
Otros gastos	**5,444,727**	3,225,319
	B/.60,862,229	B/.56,520,115